Exhibit 3.3

FIRST AMENDMENT OF
THE AMENDED AND RESTATED BYLAWS
OF
OP BANCORP

The Amended and Restated Bylaws of OP Bancorp, a California corporation (the “Company”), are hereby amended as set forth below.  Upon the approval of this First Amendment of the Amended and Restated Bylaws (the “Amendment”) by the Board of Directors of the Company, this Amendment together with the existing Bylaws of the Company shall constitute the Bylaws of the Company.  Except as expressly modified hereby, all other terms and provisions of the Bylaws in effect prior to the adoption of this Amendment shall remain in full force and effect; provided however, to the extent of any inconsistency between the provisions of the Bylaws in effect prior to the adoption of this Amendment and the provisions of this Amendment, the provisions of this Amendment shall control.

Section 3.2 of the Amended and Restated Bylaws of OP Bancorp is amended in its entirety and restated to read in full as follows.

Section 3.2Number and Qualification of Directors.

(a)The authorized number of directors of the corporation shall not be less than seven (7) nor more than thirteen (13) until changed by amendment of the Articles of Incorporation or by a Bylaw amending this Section 3.2 duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote, provided, however, that if the minimum or fixed number of directors is five (5) or more, an amendment reducing the fixed number or minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than sixteen and two-thirds percent (16-2/3%) of the outstanding shares entitled to vote.  No amendment may change the stated maximum number of authorized directors to a number greater than two times the stated minimum minus one.  The exact number of directors with in the range of authorized directors shall be fixed from time to time, within the limits specified in the Articles of Incorporation or in this Section 3.2, (i) by a bylaw or amendment thereof duly adopted by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote, or (ii) by resolution adopted from time to time by the Board of Directors.

(b)Notwithstanding Section 3.3 of these Bylaws and as provided in this Section 3.2(b), any person serving as a director shall submit his or her notice of retirement no later than sixty (60) calendar days prior to attaining age 75, which retirement shall become effective upon the earlier of the date stated in such notice or on the director’s seventy-fifth birthday.  No person may be nominated or may stand for election or reelection to the Board of Directors if a retirement in accordance with the preceding sentence would occur within four (4) months after the annual meeting at which such election is to be considered by the shareholders.  Any nominee for election as a director shall meet all qualifications for service as a director as set forth in these Bylaws. The Board of Directors by a majority vote of the authorized number of directors may waive any of the requirements of this Section 3.2(b) with respect to any director or nominee for election or reelection to the Board of Directors.

BN 44745073v1